UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

        UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 9)*

                          United Auto Group, Inc.
-----------------------------------------------------------------------------
                              (Name of Issuer)

                Common Stock (Par Value $ 0.0001 Per Share)
  Common Stock (Par Value $ 0.0001 Per Share) Issuable Upon Conversion of
          Series A Convertible Preferred Stock, Series B Preferred
                       Stock or Exercise of Warrants
-----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                909440 10 9
-----------------------------------------------------------------------------
                               (CUSIP Number)

                          Valerie Ford Jacob, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                             New York, NY 10004
                                212-859-8000
-----------------------------------------------------------------------------
        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                               March 1, 2001
-----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INTERNATIONAL MOTOR CARS GROUP I, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           11,126,063

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         11,126,063

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,729,615

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    59.8%

14  TYPE OF REPORTING PERSON

    OO

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INTERNATIONAL MOTOR CARS GROUP II, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           3,143,004

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         3,143,004

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,729,615

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    59.8%

14  TYPE OF REPORTING PERSON

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    PENSKE CAPITAL PARTNERS, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           14,269,067

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         14,269,067

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,729,615

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    59.8%

14  TYPE OF REPORTING PERSON

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    JAMES A. HISLOP

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       14,269,067

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    14,269,067

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,729,615

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    59.8%

14  TYPE OF REPORTING PERSON

    IN

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ROGER S. PENSKE

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           418,333

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       22,311,282

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         418,333

                10  SHARED DISPOSITIVE POWER

                    22,311,282

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,729,615

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    59.8%

14  TYPE OF REPORTING PERSON

    IN

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    PENSKE CORPORATION

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           8,042,215

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         8,042,215

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,729,615

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    59.8%

14  TYPE OF REPORTING PERSON

    CO

          This Amendment No. 9 ("Amendment") amends and supplements the
Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company ("IMCG I"), International Motor Cars Group II, L.L.C., a Delaware limited liability company ("IMCG II" and together with IMCG I, the "Purchasers"), Penske Capital Partners, L.L.C., a Delaware limited liability company ("PCP"), Penske Corporation, a Delaware corporation ("Penske Corporation"), Roger S. Penske and James A. Hislop (all such persons, the "Reporting Persons") with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999, Amendment No. 3 filed on February 9, 2000, Amendment No. 4 filed on September 12, 2000, Amendment No. 5 filed on October 26, 2000, Amendment No. 6 filed on December 18, 2000, Amendment No. 7 filed on December 26, 2000 and Amendment No. 8 filed on February 14, 2001 (the "Schedule 13D"), relating to the Voting Common Stock, par value $0.0001 per share (the "Voting Common Stock"), of United Auto Group, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          By reason of the Amended and Restated Stockholders Agreement (as defined in Item 4 below), Mitsui & Co., Ltd. ("Mitsui Japan") and Mitsui & Co., (U.S.A.), Inc. ("Mitsui USA" and together with Mitsui Japan, "Mitsui"), AIF, Aeneas, and the Reporting Persons may be deemed to constitute a Group. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that such a Group exists, and the existence of any such Group is hereby expressly disclaimed. The Reporting Persons hereby expressly disclaim any beneficial ownership in any Voting Common Stock beneficially owned by any of Mitsui, AIF or Aeneas.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          On February 28, 2001, Mitsui purchased from the Company 1,302,326 shares of Voting Common Stock at a cash price of $10.75 per share (the "Mitsui Purchase") pursuant to the Purchase Agreement, dated as of January 31, 2001, by and between Mitsui and the Company (the "Mitsui Stock Purchase Agreement").

          In connection with the Mitsui Stock Purchase Agreement, the Amended and Restated Stockholders Agreement (the "Amended and Restated Stockholders Agreement") dated as of February 28, 2001 by and among Mitsui, AIF, Aeneas, the Purchasers and the Company was executed.

          Pursuant to the Amended and Restated Stockholders Agreement, Mitsui, AIF, Aeneas and each of the Purchasers each agree to vote its shares of Voting Common Stock to elect to the Board of Directors (a) Roger Penske, (b) four individuals designated by the Purchasers, (c) one individual designated by Mitsui and (d) three independent directors.

          Pursuant to the Mitsui Side Letter (as defined in Item 6 below), for so long as Mitsui owns at least 2.5% of the Voting Common Stock, the Company has agreed to appoint a nominee selected by Mitsui to a senior executive position of the Company.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          As of March 1, 2001, the Reporting Persons were advised by the Company that there were 23,317,192 shares of Voting Common Stock outstanding (not including any securities convertible into Voting Common Stock).

          (a) In connection with the Second Closing, (i) IMCG I acquired Warrants to purchase 3,898,665 shares of Voting Common Stock, at an exercise price of $12.50 per share prior to February 3, 2002 and $15.50 per share thereafter (the "IMCG I Warrant") and IMCG II acquired Warrants to purchase 1,101,335 shares of Non-Voting Common Stock, at an exercise price of $12.50 per share prior to February 3, 2002 and $15.50 per share thereafter (the "IMCG II Warrant"). The anti-dilution provisions of the Warrants provide that the exercise price per share of the Warrants and the number of shares of Voting Common Stock or Non-Voting Common Stock exercisable thereunder will be adjusted if the Company issues shares of Voting Common Stock or Non-Voting Common Stock at a price per share less than the current exercise price thereunder. Pursuant to the anti-dilution provisions of the IMCG I Warrant, as a result of the Mitsui Purchase, (x) the exercise price per share was decreased from $12.50 to $12.45 and the number of shares of Voting Common Stock for which the IMCG I Warrant is exercisable was increased from 3,898,665 to 3,915,580 shares and (y) from and after February 3, 2002, the exercise price per share will be decreased from $15.50 to $15.35 and the number of shares of Voting Common Stock for which the IMCG I Warrant is exercisable will be increased to 3,935,883 shares. Pursuant to the anti-dilution provisions of the IMCG II Warrant, as a result of the Mitsui Purchase, (x) the exercise price per share was decreased from $12.50 to $12.45 and the number of shares of Non-Voting Common Stock for which the IMCG II Warrant is exercisable was increased from 1,101,335 to 1,106,113 shares and (y) from and after February 3, 2002, the exercise price per share will be decreased from $15.50 to $15.35 and the number of shares of Non-Voting Common Stock for which the IMCG II Warrant is exercisable will be increased to 1,111,849 shares.

          As of March 1, 2001, as a result of the transactions previously reported on this Schedule 13D, the receipt on March 1, 2001 of 224.572 shares of Series A Preferred Stock and 63.439 shares of Series B Preferred Stock as payment in kind dividends on the outstanding shares of Preferred Stock (all of such shares were counted as accrued but not yet paid and as deemed beneficially owned by the Reporting Persons in Amendment No. 8 to this Schedule 13D) and the accrual of 74.714 shares of Series A Preferred Stock and 21.105 shares of Series B Preferred Stock in the form of payment in kind dividends on the outstanding shares of Preferred Stock since December 31, 2000, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 22,729,615 shares of Voting Common Stock, which constitutes approximately 59.8% of the 37,994,592 shares of Voting Common Stock deemed to be outstanding for this purpose. The 37,994,592 shares deemed to be outstanding was determined by adding the 23,317,192 shares of Voting Common Stock currently outstanding to the 14,677,400 shares of Voting Common Stock into which the securities reported as beneficially owned by the Reporting Persons are convertible or exercisable.

          As of March 1, 2001, taking into account only those securities held by the Reporting Persons that are currently outstanding and have voting rights, the Reporting Persons held approximately 52.2% of the voting power with respect to matters coming before the holders of the Voting Common Stock and the Series A Preferred Stock.

          (b) As of March 1, 2001, assuming the conversion into Voting Common Stock of the Series A Preferred Stock and Series B Preferred Stock and the exercise of the Warrants into Voting Common Stock, IMCG I has the sole power to direct the vote and disposition of 11,126,063 shares of Voting Common Stock, and IMCG II has the sole power to direct the vote and disposition of 3,143,004 shares of Voting Common Stock, in each case subject to certain restrictions contained in the Amended and Restated Stockholders Agreement. Penske Corporation has the sole power to direct the vote and disposition of 8,042,215 shares of Voting Common Stock. Roger S. Penske has the sole power to direct the vote and disposition of 10,000 shares of Voting Common Stock, and, upon the exercise of the Second Closing Options and the exercise of a portion of an option (such portion covering 8,333 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested on January 14, 2001, Roger S. Penske will have the sole power to direct the vote and disposition of an aggregate of 418,333 shares of Voting Common Stock.

          As of March 1, 2001, as a result of the transactions previously reported on this Schedule 13D, the Penske Corporation, through its wholly owned subsidiary, Penske Automotive, acquired the remaining 50,231 shares of Voting Common Stock covered by the Young Stock Purchase Agreements (all such shares were counted as beneficially owned by the Reporting Persons in Amendment No. 8 to this Schedule 13D.)

          Except as described herein, none of the Reporting Persons have effected any transactions in the Voting Common Stock since February 14, 2001, the date of the eighth amendment to this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mitsui Stock Purchase Agreement
-------------------------------

          On February 28, 2001, Mitsui purchased from the Company 1,302,326 shares of Voting Common Stock at a price of $10.75 per share pursuant to the Mitsui Stock Purchase Agreement.

          A majority of the disinterested members of the Board of Directors of the Company authorized and approved the Mitsui Stock Purchase Agreement. For this purpose, Roger S. Penske, James A. Hislop and Rich Peters, a principal at PCP and president of Penske Corporation were deemed interested members of the Board of Directors because of their pecuniary interests in the foregoing transactions as a result of the anti-dilution provisions of the Warrants. This fact was fully disclosed to the Board of Directors at the time of the vote.

Amended and Restated Stockholders Agreement
-------------------------------------------

          The execution of the Mitsui Purchase Agreement was conditioned upon the execution and delivery of the Amended and Restated Stockholders Agreement which amends and restates the Stockholders Agreement (as amended by Amendment No. 1 to the Stockholders Agreement). The Amended and Restated Stockholders Agreement is attached as Exhibit 22 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by this reference.

          The Stockholders Agreement was amended primarily to add Mitsui as a party and provide Mitsui with rights and obligations substantially similar to those granted to Trace and to make the following amendments to the terms of the Stockholders Agreement:

          (1) to change the composition of the Board such that Mitsui, AIF, Aeneas, and the Purchasers agree to elect to the Board of Directors (a) Roger Penske, (b) four individuals designated by the Purchasers, (c) one individual designated by Mitsui and (d) three independent directors;

          (2) to establish that the presence of at least six directors shall constitute a quorum for the purpose of meetings of the Board of Directors of the Company;

          (3) to establish that if Mitsui elects not to designate a person for the position of director of the Company, Mitsui shall have the right to nominate a non-voting observer to the Board of Directors of the Company;

          (4) to provide that in the event that Mitsui together with any of its affiliates cease to hold beneficial ownership of at least 2.5% in the Company, it shall cease to be entitled to designate an individual to the Board of Directors;

          (5) to increase from 60% to 65% the percentage of beneficial ownership of securities of the Company that the Purchasers may acquire without consent under the Amended and Restated Stockholders Agreement;

          (6) to increase from 0% to 49% the percentage of beneficial ownership of securities of the Company that each of Mitsui, AIF and Aeneas may acquire without consent under the Amended and Restated Stockholders Agreement; and

          (7) to omit Mitsui from the list of parties restricted from transferring Voting Common Stock until the third anniversary of the Initial Closing except in certain specified circumstances.

          A majority of the disinterested members of the Board of Directors of the Company authorized and approved the Amended and Restated
Stockholders Agreement.

Mitsui Side Letter
------------------

          On February 28, 2001, in order to induce Mitsui to consummate the Mitsui Purchase, Penske Corporation, the Company and the Mitsui Parties entered into a letter agreement (the "Mitsui Side Letter"). The Mitsui Side Letter is attached as Exhibit 23 hereto and is incorporated in and made part of this Schedule 13D in its entirety by this reference. Pursuant to the Mitsui Side Letter, Penske Corporation agreed that (a) prior to the second anniversary of the closing date of the Mitsui Stock Purchase Agreement, Penske Corporation will not make any direct or indirect sale or transfer of any Voting Common Stock in a private transaction unless, prior to making such private transaction, Penske Corporation gives Mitsui an opportunity to participate in the private transaction on a pro rata basis,
(b) for so long as Mitsui owns at least 2.5% of the Voting Common Stock, Penske Corporation will and will cause Penske Automotive and all its affiliates, except the Purchasers, to vote all of the Voting Common Stock beneficially owned by them in favor of the person to be nominated as a director of the Company by Mitsui, (c) for so long as Mitsui owns at least 2.5% of the Voting Common Stock, the Company will appoint to a senior executive position of the Company, the nominee selected by Mitsui, and (d) if Mitsui acquires additional Voting Common Stock which in the aggregate constitutes holdings of Voting Common Stock of 5% or more on a fully diluted basis, the Company will enter into an amendment of the Registration Rights Agreement dated as of February 28, 2001, by and between the Company and Mitsui, pursuant to which Mitsui will have the right to register its Voting Common Stock in connection with a registered offering under the Securities Act of 1933, as amended, subject to reduction on a pro rata basis with Penske Corporation in the event of a limitation on the number of shares to be included in such offering.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2001


                                INTERNATIONAL MOTOR CARS GROUP I, L.L.C.


                                     By:  PENSKE CAPITAL PARTNERS, L.L.C.
                                          Its Managing Member

                                          By: /s/ James A. Hislop
                                              -----------------------------
                                              James A. Hislop
                                              President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2001


                                INTERNATIONAL MOTOR CARS GROUP II, L.L.C.


                                     By:  PENSKE CAPITAL PARTNERS, L.L.C.
                                          Its Managing Member

                                          By: /s/ James A. Hislop
                                              -----------------------------
                                              James A. Hislop
                                              President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2001


                                     PENSKE CAPITAL PARTNERS, L.L.C.



                                          By: /s/ James A. Hislop
                                              -----------------------------
                                              James A. Hislop
                                              President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2001






                                        /s/ James A. Hislop
                                        --------------------------
                                        James A. Hislop

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2001






                                         /s/ Roger S. Penske
                                         ---------------------------
                                         Roger S. Penske

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2001


                                 PENSKE CORPORATION



                                       By: /s/ Robert Kurnick
                                          ----------------------------------
                                            Name:   Robert Kurnick
                                            Title:  Executive Vice President

                               EXHIBIT INDEX
                               -------------

Exhibit 22   --   Amended and Restated Stockholders Agreement, dated as of
                  February 28, 2001, by and among AIF II, L.P., Aeneas
                  Venture Corporation, Mitsui & Co., Ltd., Mitsui & Co.,
                  (U.S.A.), Inc., International Motor Cars Group I, L.L.C.,
                  International Motor Cars Group II, L.L.C., Penske Capital
                  Partners, L.L.C., Penske Corporation, and United Auto
                  Group, Inc.


Exhibit 23   --   Letter agreement, dated February 28, 2001, by and among
                  Mitsui & Co., Ltd., Mitsui & Co., (U.S.A.), Inc., Penske
                  Corporation and United Auto Group, Inc.